May 19, 2016
FOLEY & LARDNER LLP
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WISCONSIN  53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
087838-0103

Via Edgar

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:            Peter T. Kross – Definitive Proxy Materials

Ladies and Gentlemen:

On behalf of Peter T. Kross, Leland D. Blatt and Arthur E. Byrnes (the “Reporting Parties”), we are transmitting for filing pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, the Reporting Parties’ definitive proxy statement and form of WHITE proxy card (under the cover page required by Rule 14a-6(m) and Schedule 14A) for use in conjunction with the annual meeting of stockholders for Telkonet, Inc.  The annual meeting has been set for June 27, 2016.

Please call the undersigned at (414) 297‑5596 should you have any questions regarding this filing.

Very truly yours,

/s/ Peter. D. Fetzer

Peter D. Fetzer

Attachments

cc:	Peter Kross
Phillip Goldberg

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.